                                                                                            EXHIBIT 12
                    INDIANA MICHIGAN POWER COMPANY
    Computation of Consolidated Ratio of Earnings to Fixed Charges
                   (in thousands except ratio data)
                                                                                               Twelve
                                                                                               Months
                                                        Year Ended December 31,                Ended
                                          1991       1992       1993       1994       1995    3/31/96
Fixed Charges:
  Interest on First Mortgage Bonds. . . $ 52,933   $ 56,965   $ 53,771   $ 43,564   $ 43,410   $ 43,410
  Interest on Other Long-term Debt. . .   30,202     26,330     23,504     24,725     23,564     21,760
  Interest on Short-term Debt . . . . .    2,564      1,614      1,085      1,883      2,003      2,578
  Miscellaneous Interest Charges. . . .    2,326      2,866      3,039      3,520      3,472      3,477
  Estimated Interest Element in
    Lease Rentals . . . . . . . . . . .   84,400     84,800     84,300     85,000     82,700     82,700
       Total Fixed Charges. . . . . . . $172,425   $172,575   $165,699   $158,692   $155,149   $153,925

Earnings:
  Net Income. . . . . . . . . . . . . . $136,963   $123,983   $129,344   $157,502   $141,092   $138,471
  Plus Federal Income Taxes . . . . . .   43,263     28,191     38,826     32,303     55,990     57,147
  Plus State Income Taxes . . . . . . .    6,760      1,547      7,492      6,063      7,058      7,158
  Plus Fixed Charges (as above) . . . .  172,425    172,575    165,699    158,692    155,149    153,925
       Total Earnings . . . . . . . . . $359,411   $326,296   $341,361   $354,560   $359,289   $356,701

Ratio of Earnings to Fixed Charges. . .     2.08       1.89       2.06       2.23       2.31       2.31